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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
 Koogler           Donald              E          Republic Industries, Inc. RWIM                Issuer (Check all applicable)
---------------------------------------------  ---------------------------------------------        Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
   200 East Las Olas Blvd., Ste. 1400             Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)          10/24/96          ----        title ---       below)
                 (Street)                                                 ------------------                below)
   Ft. Lauderdale    FL              33301                                5. If Amendment,
---------------------------------------------                                Date of Original           Executive Vice President
  (City)           (State)           (Zip)                                   (Month/Year)            -----------------------------
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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 Common Stock                  10/24/96    M            360,000    A         1.68**
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 Common Stock                  10/24/96    S            100,000    D        29.00
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 Common Stock                  10/24/96    S            100,000    D        29.125
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 Common Stock                  10/24/96    M             39,321    A        12.375
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 Common Stock                  10/24/96    M             68,000    A         1.9375         267,321             1           Wife*
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)

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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-                Amount or
                                                    -------------------------- Exer-   tion       Title       Number of
                                                    Code  V     (A)     (D)    cisable Date                   Shares
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Common Stock Executive       1.68**     10/24/96     M                360,000  Immed.  5/31/2000  Common Stock  360,000   1.68**
Warrant (Right to Buy)
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Common Stock Option          1.9375     10/24/96     M                 68,000  5/31/96 5/31/2000  Common Stock   68,000   1.9375
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Common Stock Option          12.375     10/24/96     M                 39,321    (1)   8/03/04    Common Stock   39,321   12.375
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Common Stock Option          16.125     04/26/96     A        118,326            (2)   04/26/06   Common Stock  118,326   16.125
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Common Stock Executive            -0-
Warrant (Right to Buy)
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Common Stock Option               -0-
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Common Stock Option             117,963                   D
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Common Stock Option             118,326                   D
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Explanation of Responses:
 *  The Shares are owned by the wife of the Reporting Person. The Reporting Person
    disclaims beneficial ownership of all shares of common stock held by his wife and this      /s/ Donald E. Koogler        11/8/96
    report shall not be deemed an admission that I am the beneficial owner of such            ------------------------------ -------
    securities for purposes of Section 16 or for any other purpose.                           **Signature of Reporting Person   Date
(1) The options have been granted pursuant to the 1991 Stock Option Plan and are                Donald E. Koogler
    exercisable to the extent of 25% on each anniversary of the grant date, commencing 08/03/96, until fully vested.
(2) The options have been granted pursuant to the Amended and Restated 1995 Employee
    Stock Option Plan and are exercisable to the extent of 25% on each anniversary of the grant date, commencing 04/26/1997, until fully vested.
**  Reflects adjustment of the exercise price in connection with the spinoff of Republic
    Environmental Systems, Inc. in April 1995.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note:  File three copies of this Form, one of which must be manually signed.                                              Page 2
       If space is insufficient, see Instruction 6 for procedure.                                                         (8/96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB Number.


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